UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant's name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the Memorandum of Association of Aries Maritime Transport Limited (the "Company"), as amended and restated pursuant to resolutions of the board of directors and the shareholders with effect from August 26, 2009, the date of the Company's 2009 Annual General Meeting (the "Meeting"). The sole amendment consists of new section 5 in order to increase the Company's authorized share capital pursuant to the Company's third Certificate of Deposit of Memorandum of Increase of Share Capital.

Attached as Exhibit 99.2 is a copy of the Bye-laws of the Company, originally adopted on May 31, 2005, as amended and restated pursuant to resolutions of the board of directors and the shareholders with effect from August 26, 2009, the date of the Meeting.  The sole amendment consists of new section 4.1 in order to increase the Company's authorized share capital.

At the Meeting, the Company's shareholders also approved the election Mr. Mons S. Bolin and Captain Gabriel Petridis to serve as Class I directors until the 2012 Annual General Meeting of Shareholders and the appointment of PricewaterhouseCoopers S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: September 30, 2009	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0002 1026137